BANCROFT CAPITAL, LLC

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH EXPEMPTION PROVISIONS OF SEC RULE 15c3-3

We as the management of Bancroft Capital, LLC (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to the best of our knowledge and belief:

- The Company claims exemption from the provisions of SEC Rule 15c3-3 under sub-paragraph (k)(2(ii);

- For the reporting period May 10, 2018 (commencement of operations) through December 31, 2018, the Company has met the identified exemption provision without exception.

Colleen M. Lindh

Colleen M. Lindh
Chief Compliance Officer